 Exhibit 99.1

Mountain Province Diamonds Appoints Karen Goracke to Board of Directors

Shares Issued and Outstanding: 159,808,833
TSX: MPV
NASDAQ: MDM

TORONTO and NEW YORK, Nov. 8, 2016 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NASDAQ: MDM) is pleased to announce the appointment of Karen Goracke to the Company's board of directors.

Ms. Goracke is President and CEO of Borsheims Fine Jewelry, a Berkshire Hathaway company. She began her career at Borsheims in 1988 as a Sales Associate, but soon was promoted. In her time at Borsheims she has worked as inventory supervisor, watch buyer, ladies jewelry buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett.

Ms. Goracke graduated from the University of Nebraska–Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewelry and gem industry, as well as on a number of other boards and committees within the gem and jewelry industry.

Jonathan Comerford, chairman of Mountain Province Diamonds, welcomed Karen Goracke to the Mountain Province board, noting: "As Mountain Province prepares for its first sale of rough diamonds from the Gahcho Kué mine, we look forward to the contribution Karen will make in helping us understand the dynamics of the world's largest diamond retail market in the United States".

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and highest grade new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Mountain Province's share of the diamond production from the Gahcho Kué mine will be sold on open tender in Antwerp through the respected diamond broker, Bonas. The Company's first rough diamond sale will take place in January, 2017, and approximately every five weeks thereafter.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 08-NOV-16